Grosvenor Registered Multi-Strategy Fund (TI 2), LLC                  HEDGE FUND


  IF YOU DO NOT WANT TO SELL FUND INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS LETTER AND ATTACHED INFORMATION ARE SIMPLY NOTIFICATION OF THE
                              FUND'S TENDER OFFER.

September 29, 2010

Dear Investor:

We are writing to inform you of important dates relating to a tender offer by Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the "Fund"). If you are not interested in redeeming your limited liability company interest in the Fund ("Interest") at this time, please disregard this notice.

TENDER OFFER INFORMATION

The tender offer period will begin on September 29, 2010 and will end at 12:00 midnight, Eastern Time, on October 27, 2010. The purpose of the tender offer is to provide liquidity to Investors who hold Interests in the Fund. Interests may be redeemed only by tendering them during one of the Fund's announced tender offers.

Should you wish to sell your Interest or a portion of your Interest, please complete and return the enclosed Letter of Transmittal by mail or fax to your Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill") Financial Adviser. Your Merrill Financial Adviser must submit the Letter of Transmittal to "Hedgetrade@ml.com" mailbox and must simultaneously enter a trade order into the Paperless AI System by 12:00 midnight, Eastern Time, on October 27, 2010. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

TO LEARN MORE

If you would like to learn more about the tender offer, please refer to the attached Offer to Purchase document, which contains additional information. If you have any questions regarding the tender offer or the Fund in general, please contact your Merrill Financial Adviser.

Sincerely,


GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 2), LLC